PRESS RELEASE

Press Release No. 06-22

METALLICA RESOURCES WINS ANOTHER LEGAL CHALLENGE AT
CERRO SAN PEDRO PROJECT, MEXICO

November 21, 2006, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) has learned that a Court in Mexico has denied another legal challenge brought by a group of absentee ejido members who oppose the Cerro San Pedro (CSP) gold-silver project. The legal action sought to suspend an explosives operating permit granted to Metallica's wholly-owned Mexican subsidiary, Minera San Xavier, S.A. de C.V. (MSX) by SEDENA (Secretaria de Defensa National). This favorable ruling allows MSX to continue to use explosives on the ejido land that MSX has leased from the legal Possessors of the land and over which it has additional security of land tenure through occupancy and right of way permits granted by the Federal Government. The land includes the pit area and the access road to the pit area. This is the same land in which SEDENA recently reinstated MSX's 2006 explosives operating permit. The reinstatement was a result of successfully overcoming a legal action brought by this same group to prohibit the use of explosives by MSX on land owned communally by the ejido Cerro de San Pedro and was reported on October 31, 2006. This recent ruling is open to appeal by the opposition. SEDENA and MSX have prevailed in all final legal decisions brought by this group to prohibit the use of explosives on the ejido ground.

Since the blasting suspension was lifted on October 31, 2006, MSX has blasted the approximately 4,500 drill holes that were drilled during the blasting suspension, resulting in the breaking of approximately 750,000 tonnes of rock. A variety of equipment is currently working in the pit area and on the haul road including three D-10 dozers and five blast hole drills. It is anticipated that the haul road will be passable and ore will begin being delivered to the processing site by mid-December.

MSX continued with the construction of the processing facilities and related infrastructure through the recent legal delays with up to 350 people working on-site. The processing plant is currently scheduled to be operational by the end of 2006. The project is currently estimated to have an annual average production of approximately 85,500 ounces of gold and 2 million ounces of silver, or approximately 115,000 ounces of gold-equivalent, over its estimated nine-year mine life. The total cash cost is approximately $250/oz of gold and gold equivalent silver or $150/oz of gold when using $8.00/oz silver as a credit against the operating costs. The $8.00/oz silver figure approximates the average silver price over the past 36 months. MSX is currently updating the project's economics and will publicly announce the update to the market when completed.

"The Court's ruling confirms MSX's long held belief that SEDENA has the legal right to issue an explosives use permit to MSX on land where MSX has the legal right to access and mine the land by virtue of its lease with the Possessors and its Federal permits. The ruling also confirms MSX's belief that the Possessors have the right to enter into legal agreements over land that the ejido controls, but where the absentee ejido members have no legal control over any of the ground." said Metallica Resources' President & CEO, Richard Hall.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 84.2 million shares outstanding, approximately US$23.2 million in cash and cash equivalents, and no debt as of September 30, 2006. For further details on Metallica Resources, please visit the company's website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY'S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.